PMU News Release #06-26 TSX, AMEX Symbol PMU December 15, 2006

PACIFIC RIM ANNOUNCES FISCAL 2007 SECOND QUARTER RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the second quarterly period of fiscal 2007 (“Q2 2007”) (the three months ended October 31, 2006). Complete financial statements are included in the Company’s Fiscal 2007 Second Quarter Report to be mailed to shareholders imminently. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (table is in thousands of US dollars, except per share amounts)

	Three Months ended October 31, 2006 (Q2 2007)	Three Months ended October 31, 2005 (Q2 2006)	Six Months ended October 31, 2006	Six Months ended October 31, 2005
Revenue	$2,595	$1,712	$4,205	$3,430
Operating Costs	$1,724	$1,096	$2,690	$2,000
Exploration expenditures	$2,448	$1,452	$4,633	$2,557
Net (loss) before unusual item	$(2,342)	$(1,096)	$(4,388)	$(1,623)
Net income (loss) for the period	$(1,355)	$1,208	$(3,401)	$1,727
Income (Loss) per share - basic and diluted	$(0.01)	$0.01	$(0.03)	$0.02
Cash Flow provided by (used for) operating activities	$(191)	$1,206	$(2,689)	$1,148
Net increase (decrease) in cash	$452	$333	$(397)	$1,496
Common shares outstanding (average)	106,701,960	81,256,654	106,336,868	81,049,744
Fully diluted shares (average)	113,213,971	81,573,654	112,848,878	86,366,744

	October 31, 2006		April 30, 2006
Cash and cash equivalents	$1,360		$1,757
Total assets	$22,700		$24,909
Total liabilities	$2,992		$2,874
Working Capital	$13,667		$16,329

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Q2 2007 Technical and Corporate Developments

El Dorado Gold Project, El Salvador
Pacific Rim resumed exploration drilling at the El Dorado project during Q2 2007 following the completion of the South Minita delineation drilling program, which culminated in the tabulation of an updated resource estimate for the El Dorado gold project in Q1 2007 (readers are referred to the Company’s news release #06-15 dated July 25, 2006 and its Q1 2007 filing, available on SEDAR and the Company’s website). The renewed focus on exploration (rather than delineation) drilling at El Dorado resulted in the discovery of a number of new mineralized areas in the vicinity of the main Minita – South Minita resource/reserve areas: the Deep Minita zone between the Minita and South Minita deposits, the Los Jobos vein and most recently, the Balsamo vein. Additionally, drilling for the purposes of collecting geotechnical data was completed during the current quarter. The information from the geotechnical drilling is required to complete certain components of the El Dorado feasibility study that is currently underway.

Progress continues to be made on the Company’s bankable feasibility study for the El Dorado project that is currently underway. Subsequent to the end of Q2 2007, Pacific Rim announced that the anticipated timeframe for completion of the study has been extended to the second calendar quarter of 2007 rather than late 2006 as previously expected. In addition, in December 2006 the Company received notice from the El Salvador government that its application for a drill program permit for the south El Dorado claims had been approved, which will allow the Company to proceed with its plans to drill test the high priority targets it has identified in that area of the project.

Project Acquisition
Pacific Rim has been conducting an intensive reconnaissance-style project generation initiative within El Salvador over the past year to capitalize on its unique geological knowledge and continues to build its portfolio of high-quality gold projects. The acquisition of the Cerro Colorado claims in September 2006 is the latest in this effort.

Pacific Rim amended an existing option agreement with NYCON Resources, Inc. and Cerro Colorado S.A. de C.V. (“Cerro Colorado”), a private El Salvadoran company, to acquire a 100% interest in the Cerro Colorado claims along with the Zamora claim blocks previously acquired

Management
In August 2006 Pacific Rim announced the appointment of April Hashimoto to the position of Chief Financial Officer (“CFO”), replacing Mr. John Norman who retired after a long and successful career in the mining industry. Most recently, Ms. Hashimoto held the position of Chief Financial Officer, Strategic Development and Project Development for Placer Dome Inc. where she was responsible for financial controls and reporting for Placer’s global exploration, design and construction, and research and technology projects.

Santa Rita Gold Project, El Salvador
During Q2 2007 the Company successfully negotiated surface access agreements at its 100% owned Santa Rita gold project in El Salvador and completed the construction of drill access roads. A drilling permit for the Santa Rita program had been granted to the Company in June 2006. Subsequent to the end of the quarter, a Phase 1 drill program commenced at Santa Rita. Recently, the Company elected to temporarily suspend this drill program after the escalation of small, localized protests at Santa Rita. The Company is actively seeking a negotiated, peaceful resolution to this conflict so that the Santa Rita drill program can resume.

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Sale of the Denton-Rawhide Open Pits
In November 2006, subsequent to the end of the Company’s second quarter of fiscal 2007, Pacific Rim announced that the Rawhide Joint Venture partners (Pacific Rim and Kennecott Rawhide Mining Company) had signed an amendment to the October 2004 Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV extending the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October 31, 2007. All other details of the agreement, as outlined in the Company’s October 28, 2004 news release (#04-16) and prior disclosure documents available on SEDAR remain the same.

Closing of this agreement is subject to three key provisions: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. NRRG’s obligations to secure municipal waste contracts and a State of Nevada operating permit have been completed in draft, awaiting the finalization of the remaining closing provision. The extension to the original agreement was entered into to provide additional time for the Rawhide Joint Venture to meet its obligation to purchase the slivers of federal land in the open pits from the Bureau of Land Management. This is a complicated and lengthy process, however, a significant majority of the work required to conclude this purchase has already been completed.

Results of Operations

For the three month period ended October 31, 2006, Pacific Rim recorded a net loss of $1.4 million or $(0.01) per share, compared to a net income of $1.2 million or $0.01 per share for the three month period ended October 31, 2005. This reduction in income, despite higher sales revenues ($2.6 million for Q2 2007 compared to $1.7 million for Q2 2006), is primarily due increased mine operating costs at the Company’s Denton-Rawhide residual leach gold operation ($1.7 million for Q2 2007 compared to $1.1 million for Q2 2006) combined with higher exploration expenditures ($2.4 million for Q2 2007 compared to $1.5 million for Q2 2006) and higher general and administrative expenses ($1.0 million for Q2 2007 compared to $0.3 million for Q2 2006), plus a $1.3 million reduction in the recovery of investment in the Andacollo mine quarter over quarter ($1.0 million for Q2 2007 compared to $2.3 million for Q2 2006).

For the six months ended October 31, 2006, the Company recorded a net loss of $3.4 million or $(0.03) per share compared to net income of $1.7 million of $0.02 per share for the same period a year earlier. Revenues from gold production were $0.8 million higher during the current six-month period ($4.2 million for the first six months of fiscal 2007 compared to $3.4 million for the same period the year earlier), despite decreased production, due to the improvement in the realized gold price. However, operating costs were higher in the six month period ended October 31, 2006 than in the same period the year earlier ($2.7 million and $2.0 million respectively), which when combined with significantly higher exploration expenditures ($4.6 million for the first six months of fiscal 2007 compared to $2.6 million for the first six months of fiscal 2006) and higher general and administrative expenses ($1.6 million for the first six months of fiscal 2007 compared to $0.6 million for the same period a year earlier) and a $2.4 million reduction in the recovery of investment in the Andacollo mine period over period ($1.0 million for the first six months of fiscal 2007 compared to $3.4 million for the first six months of fiscal 2006) resulted in a $5.1 million decrease in income period over period.

Revenue
Revenue, derived entirely from the sale of gold and silver from the Denton-Rawhide mine, was $2.6 million in Q2 2007, compared to $1.7 million in Q2 2006. Revenue for the second quarter of fiscal 2007 was higher than the same period of fiscal 2006, despite a 17% decrease in gold production, due to improvements in the realized gold price ($621 per ounce for Q2 2007 compared to $451 per ounce for Q2 2006) and an 11% increase in the number of ounces of gold sold during the quarter relative to the same period a year earlier (3,500 ounces of gold sold during Q2 2007 compared to 3,150 ounces of gold sold during Q2 2006).

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Mine operating expenses were $1.7 million in Q2 2007 compared to $1.1 million in the same period a year earlier. This increase is a result of escalating costs for power and for consumables used in ore processing at Denton-Rawhide. The net result of the improvement in revenues and increase in mine operating expenses was a $0.3 million increase in mine operating income for the current quarter ($0.9 million for Q2 2007 compared to $0.6 million for Q2 2006).

Expenses
Net non-operating expenses increased during Q2 2007 to $3.2 million from $1.7 million during Q2 2006. Exploration expenditures of $2.5 million in Q2 2007 included costs related to the El Dorado feasibility study which was ongoing during the quarter, for which no similar costs occurred during Q2 2006 and reflect increases in personnel, equipment and consultant fees due to an overall increase in exploration activity. General and administrative expenses increased quarter over quarter, from $0.3 million during Q2 2006 to $1.0 million for Q2 2007 due to the hiring of new management and staff positions and the overall increase in corporate and exploration activities. The increase in exploration and general and administrative expenses quarter over quarter resulted in a $1.5 million increase in expenses, from $1.7 million for the three months ended October 31, 2005 to $3.2 million for the three months ended October 31, 2006.

Liquidity and Capital Resources

Liquidity
During Q2 2007, Pacific Rim’s cash and cash equivalents increased by $0.5 million, from $0.9 million at July 31, 2006 to $1.4 million at October 31, 2006. At October 31, 2006, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $12.4 million and $0.5 million respectively, compared to $13.3 million and $0.8 million respectively at July 31, 2006. In the Company’s opinion, temporary investments and bullion are closely equivalent to cash, being immediately convertible to cash to cover short-term cash requirements.

During the first six months of fiscal 2007, the Company’s cash and cash equivalents decreased by $0.4 million from $1.8 million at April 30, 2006 to $1.4 million at October 31, 2006. At the end of Q2 2007, temporary investments and bullion were $12.4 million and $0.5 million respectively, compared to $14.6 million and $0.5 million respectively at April 30, 2006.

During Q2 2007 the Company received cash flow from the following sources: $1.3 million from Denton Rawhide, $0.9 million from the redemption of temporary investments, $0.2 million in interest income and $1.0 million from recovery of investment in the Andacollo mine. Outlays of cash during Q2 2007 included: $2.3 million in direct exploration expenditures and $0.6 million in direct general and administrative expenses. The net of these cash inflows and outlays was an increase in cash and cash equivalents for Q2 2007 of $0.5 million.

Cash Flow Provided by (Used For) Operating Activities
Cash flow provided by operating activities was $(0.2) million in Q2 2007 compared to $1.2 million in Q2 2006. The $1.4 million decrease in cash flow provided by operating activities is primarily due to the decrease in net income quarter over quarter from net income of $1.2 million during Q2 2006 to a net loss of $(1.4) million during Q2 2007.

For the first six months of fiscal 2007, cash flow provided by operating activities decreased by $3.8 million, from $1.1 million for the six month period ended October 31, 2005 to $(2.7) million the six month period ended October 31, 2006. The difference is attributable primarily to a $5.1 million decrease in net income period over period.

Cash Flow Provided by (Used For) Investing Activities
Cash flow provided by investing activities was $0.6 million for Q2 2007 compared to a negligible amount used for investing activities in Q2 2006. The increase in cash flow provided by investing activities in Q2 2007 compared to

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Q2 2006 primarily reflects $0.9 million in redemptions from the Company’s temporary investments made during the current quarter compared to a negligible amount for the same period a year earlier.

Cash flow provided by investing activities increased by $2.0 million, from a negligible amount for the six months ended October 31, 2005 to $2.0 million for the six months ended October 31, 2006. The difference is a result of $2.2 in redemptions from the Company’s temporary investments less $0.2 million in the purchase of property, plant and equipment made during the first six months of fiscal 2007 compared to negligible amounts for these items during the first six months of fiscal 2006.

Cash Flow Provided by (Used For) Financing Activities
During Q2 2007, the Company received no cash flow from financing activities compared to $0.1 million for Q2 2006. The Q2 2006 financing cash flow is related to the issuance of 156,800 shares upon the exercise of stock options (at an average price of CDN $0.58 per share).

Cash flow provided by financing activities was $0.3 million for both the six months ended October 31, 2006 and October 31, 2005. Financing cash flow during the current six-month period related to the issuance of 959,000 common shares upon the exercise of stock options (at an average price of CDN $0.29 per share) while financing cash flow for the same period a year earlier was from the issuance of 754,100 shares upon the exercise of stock options (at an average price of CDN $0.55 per share).

Working Capital
At October 31, 2006 the book value of Pacific Rim’s current assets stood at $14.8 million compared to $17.3 million at April 30, 2006. The decrease in current assets is primarily a result of decreases in cash and cash equivalents ($1.4 million at October 31, 2006 compared to $1.8 million at April 30, 2006) and temporary investments ($12.4 million at October 31, 2006 compared to $14.6 million at April 30, 2006), marginally offset by increases in production inventory ($0.4 million at October 31, 2006 compared to $0.3 million at April 30, 2006). The Company’s total assets at October 31, 2006 were $22.7 million compared to $24.9 million at April 30, 2006, with property, plant and equipment, and closure fund balances essentially unchanged. At October 31, 2006, Pacific Rim had current liabilities of $1.2 million, compared to $1.0 million at April 30, 2006. Currently, Pacific Rim has no debt.

The $2.5 million decrease in current assets combined with the $0.2 million increase in current liabilities, resulted in a $2.6 million reduction in working capital from $16.3 million at April 30, 2006 to $13.7 million at October 31, 2006.

Pacific Rim only forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute additional funds over the coming fiscal year that will be used for general and administrative and exploration expenses. The Company believes it has sufficient working capital in place to adequately cover its planned expenditures through the remainder of fiscal 2007. If the Company decides to commence development activities at El Dorado during the remainder of the fiscal year, including construction of an access / haulage ramp at El Dorado, additional financing will be required.

Pacific Rim, received $1.0 million during Q1 2007 in recovery of investment in the Andacollo mine, compared to $2.3 in receipts from the same source during Q2 2006. Future payments related to the sale of the Andacollo mine are secured by a promissory note in the amount of $1,400 (payable by September 20, 2007); which amounts will be conservatively recorded as received.

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Production

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Mining Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is an ongoing residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during the second quarter of fiscal 2007 was 3,048 ounces of gold and 29,616 ounces of silver at a total cash production cost (as calculated using industry standards) of $427 per ounce of gold produced (net of silver credits). Pacific Rim’s share of production from the Denton-Rawhide mine during the same quarterly period a year earlier was 3,697 ounces of gold and 33,225 ounces of silver at a total cash production cost of $217 per ounce of gold produced. The decrease in production from Q2 2006 to Q2 2007 is primarily due to the expected decrease in gold ounces remaining on the heap leach pile as residual leaching at Denton-Rawhide continues. Mine operating expenditures have increased quarter over quarter due the increased cost of power and many consumables, and costs associated with initiatives designed to improve recoveries from the residual heap leaching, which when combined with the decrease in production, have led to a significant increase in production costs per ounce quarter over quarter.

For the six months ended October 31, 2006, Pacific Rim’s share of production from Denton-Rawhide was 6,025 ounces of gold and 56,520 ounces of silver at a total cash production cost of $376 per ounce, compared to 7,963 ounces of gold and 74,432 ounces of silver at a total cash production cost of $197 per ounce for the six months ended October 31, 2005. Mine operating expenditures during the six months ended October 31, 2006 have increased as described above, which when combined with the decrease in production, have led to the increase in unit production costs period over period.

The gold price closed at $637.25 per ounce on August 1, 2006 (the first trading day in Q2 2007) and $603.75 per ounce on October 31, 2006 (the last trading day in Q2 2007), and traded within a price range of $568.25 to $654.40 within the three-month period of August 1 to October 31, 2006.

Gold production from Denton-Rawhide during the second quarter of fiscal 2007 was approximately 17% lower than in the same quarterly period of fiscal 2006. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. The Denton-Rawhide operators have initiated a number of programs to maximize the recovery of gold from the heap leach pile, which resulted in a slight improvement in gold production during Q2 2007 compared to Q1 2007 (3,048 ounces of gold during Q2 2007 compared to 2,977 ounces of gold during Q1 2007), and may result in future short term production improvements. However, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Outlook

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2006 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase.

Available funds will continue to be spent primarily on the El Dorado and Santa Rita gold projects in El Salvador and on corporate overheads. The Company has returned the focus of its El Dorado drill program to the testing of exploration targets, following the completion of the South Minita delineation drill program during Q1 2007. A number of new zones of gold mineralization have been discovered during Q2 2007 and these zones will continue to be tested for continuity and dimension during the coming fiscal quarter.

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With its drill permit for the south El Dorado project area now approved, the Company intends to drill test the targets it has identified in this area in the coming months, including the extension of the 6 km long Minita vein system, the Nance Dulce zone, and the Hacienda and Gallardo vein structures.

A feasibility study is currently underway that will consider the economics of expanding the operation proposed in the Company’s January 2005 pre-feasibility study based on the Minita deposit alone, to include the South Minita deposit. The feasibility study, anticipated in the Company’s Q1 2007 MD&A to be completed on or about December 2006 will require several additional months to complete and is now expected on or before the end of the first half of calendar 2007.

The Company is currently awaiting approval of the conversion of its core El Dorado claim from an Exploration License to an Exploitation Concession, the granting of which conveys to the Company a permit to construct and operate a mine. Mine development activities can not proceed until such time as the Exploitation Concession is granted. If and when the Company decides to commence development activities at El Dorado, additional financing will be required.

During the remainder of fiscal 2007 Pacific Rim intends to resume its Phase 1 Santa Rita drill program, with its eventual scope dependant on results.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

National Instrument 43-101 Disclosure

Mr. William Gehlen, VP Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, which is independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

The terms “measured resource”, “indicated resource”, “inferred resource”, “proven reserve” and “probable reserve” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a

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reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves

We advise U.S. investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs,

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estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

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